British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.	INCORPORATED AS PART OF

	X	Schedule A

Schedules B and C
(place X in an appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
Teryl Resources Corp.	August 31, 2002	02/10/29

ISSUER'S ADDRESS	1103 - 11871 Horseshoe Way

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
Richmond	BC	V7A 5H5	604-278-3409	604-278-5996
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
John G. Robertson	President			604-278-5996
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
john@ihiway.com	www.terylresourcs.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"John G. Robertson"	John G. Robertson	02/10/29
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

"Jennifer Lorette"	Jennifer Lorette	02/10/29
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT AUGUST 31, 2002

TERYL RESOURCES CORP.
CONSOLIDATED BALANCE SHEET
AS AT AUGUST 31, 2002
(Unaudited – Prepared by Management)

	Three Months	Year Ended
	August 31	May 31
ASSETS	2002	2002
Current Assets:	$	$
Cash	1,732
Prepaids, accounts and accrued receivables	30,183	33,068
Advances to related companies (Note 3)		1
	31,915	33,069
Investments (Note 4)	4,026	4,026
Office Equipment (Note 5)	4,677	4,923
Oil and Gas Well Interests (Note 6)	-	-
Mineral Property Interests (Note 7)	156,698	156,699
Deferred Expenditures:
Exploration and development (Note 7)	1,629,429	1,629,429
Incorporation	1,379	1,379
	1,630,808	1,630,808
	1,828,124	1,829,524
LIABILITIES
Current Liabilities:
Bank overdraft		6,840
Accounts payable and accrued liabilities	511,574	513,265
Estimated liability for income and capital taxes (Note 8)	1,364	862
Debenture payable (Note 9)	150,000	150,000
Advances from related companies (Note 10)	400,355	385,567
	1,063,293	1,056,534
Contingencies and Commitments (Note 11)
SHAREHOLDERS' EQUITY
Share Capital: (Note 12)
Issued	6,020,427	6,020,427
Subscriptions Received (Notes 14 & 15)	184,094	158,044
Deficit	5,439,690	5,405,481
	764,831	772,990
	1,828,124	1,829,524
Approved by the Directors:

“J. ROBERTSON”	J. Robertson
“J. LORETTE”	J. Lorette

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENT OF INCOME AND EXPENSES
FOR THE THREE MONTHS ENDED AUGUST 31, 2002
(Unaudited – Prepared by Management)

	Three Months	Three Months
	Months
	August 31	August 31
	2002	2001
	$	$

Oil and Gas Operations:
Revenue	1,296	3,687
Expenses:
Operating expenses		1,521
Amortization on wells (Note 6)		1,579
		3,100
Net Income (Loss) from Oil and Gas Operations	1,296	587
Net Income before other Expenses	1,296	587

Other Expenses:
Administration expenditures (Schedule A)	35,505	29,878
Net Income (Loss) for the Period	34,209	29,291
EARNINGS (LOSS) PER SHARE (Note 8)	(0.0036)	0.0030

CONSOLIDATED STATEMENT OF DEFICIT
Deficit at Beginning of Period	5,405,481	5,323,121
Add: Net Income (Loss) for the Period	34,209	29,291
Deficit at End of Year	5,439,690	5,352,412

Schedule A

TERYL RESOURCES CORP.
CONSOLIDATED SCHEDULE OF ADMINISTRATION EXPENDITURES
FOR THE THREE MONTHS ENDED AUGUST 31, 2002
(Unaudited – Prepared by Management)

	Three Months	Three Months
	August 31	August 31
	2002	2001
	$	$

Management and director's fees (Note 13)	8,100	7,500

Interest on debenture (Note 9)	3,524	3,704
Office rent and utilities	2,700	1,500
Audit, accounting and consulting (Note 13)	1,744	2,794

Office, stationery and delivery	5,719	7,020
Filing fees	19	1,098

Publicity, promotion and investor relations	5,978
Telephone and communications	5,972	2,114
Transfer agent fees	933	409
Bank charges and interest	315	197
Secretarial costs		3.000
	-
Foreign exchange loss (gain)	267	256
Amortization	246	308
	35,517	29,900
Less: Interest income	12	22

Administration Expenditures for the Period	35,505	29,878

TERYL RESOURCES CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED AUGUST 31, 2002
(Unaudited – Prepared by Management)

	Three Months	Three Months
	August 31	August 31
	2002	2001
	$	$

Operating Activities:
	(34,209)	(29,291)
Net (Loss) Income
Items not involving cash
Depletion of wells
Depletion of wells		1,579
Amortization	246	308
Changes in non-cash working capital items	1,697	13,779
Cash Flows Provided (Used) by Operating Activities	(32,266)	(13,625)

Financing Activities:
	-	-
Advances from (to) related companies (Notes 3 & 10)	14,788	15,599
Cash Flows Provided by Financing Activities	26,050

Increase (Decrease) in Cash for the Year	8,572	1,974

Cash (Deficiency) at Beginning of Year	(6,840)	897

Cash (Deficiency) at End of Year	1,732	2,871

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS AT AUGUST 31, 2002

1.	SIGNIFICANT CANADIAN ACCOUNTING POLICIES:

[a]	Nature of Operations:

The Company makes expenditures on acquiring mineral properties and carries out exploration and development work thereon. It also acquires oil and gas property interests and participates in drilling wells thereon. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the development, the profitability of future production or the ability of the Company to dispose of those assets on a profitable basis. The Company's ongoing operation is dependent upon cash flow from successful operations and equity financing. These financial statements are prepared on the basis that the Company will continue to operate as a going concern.

[b]	Historical Cost:
Assets and liabilities are carried at historical cost, less amounts written off, and are not intended to reflect present or future values.

[c]	Fixed Assets:
The Company records its fixed assets at cost and depreciates them on the declining-balance basis at 20% per annum.

[d]	Accounting for Oil and Gas Well Interests:
The Company capitalizes the drilling and equipment costs of its interest in specific wells, which are to be amortized or written off as follows:

( i)	If wells are productive and connected to gathering systems - wells are depreciated on the straight-line basis over their estimated productive life of seven years, from date production begins.
(ii)	If wells are believed to be productive but not connected to gathering systems (shut-in) - wells are deemed to produce for two months a year and depreciated on that basis.
(iii)	If wells are, or are believed to become, non-productive - costs are charged to expense.

[e]	Accounting for Mineral Property Interests:

The Company capitalizes its acquisition costs of mineral properties (including finders fees thereon) and the related exploration and development expenditures thereon by claim groups, or its share of costs on joint ventures, which are to be amortized as follows:

( i)	If property sold outright - costs written off entirely against proceeds.
(ii)	If property sold under option-type agreement - on basis of cash or shares received over total undiscounted amount to be received under agreement, exclusive of royalties or net profit participation.
(iii)	If property brought into production - on basis of units of production over total estimated reserves recoverable.
(iv)	If property retained, but has no proven economic reserves and is not currently being explored or developed by the Company or joint venture partner - costs written down to a nominal value.
(v)	If property abandoned - costs written off entirely.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 2
As At AUGUST 31, 2002

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued):

[f]	Accounting for Administration Expenditures:
The Company expenses its administration expenditures in the current year, except for items directly attributable to mineral properties.

[g]	Revenue and Property Costs:

These statements reflect only Teryl's share of oil and gas revenue and expenses, although operations are conducted jointly with several parties. These statements reflect only Teryl's share of acquisition costs and expenditures on mineral property interests operated jointly with other parties.

[h]	Foreign Exchange Translations:

The Company converts its current assets and liabilities and future payments receivable at current exchange rates, its non-current assets and liabilities at rates in effect on transaction dates, and its income and expenses at average rates of exchange for the period. Gains or losses on the transactions are reflected as administration expense.

[ i]	Investments:

The Company's marketable securities are carried at cost until sold or a deemed disposition has occurred as defined under the Income Tax Act. The cost of shares sold is determined by the average cost method when less than all the shares held in one company are sold.

[j]	Capital Stock:

Capital stock issued for other than cash is recorded at values attributed by the Directors at time of issuance. Commissions and finders fees directly related to share issues are deducted in arriving at net proceeds from share capital. Flow-through share issues are reflected at actual issued prices.

2.	CONSOLIDATION INFORMATION:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Argon Investment Corporation and Teryl, Inc. Argon Investment Corporation, acquired by Teryl on January 19, 1988, is inactive. Teryl, Inc. was incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property inter- ests and Texas oil and gas well interests. In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and held 100% of the shares at May 31, 2002. If Teryl, Inc. issues shares to others, Teryl Resources Corp.’s percentage holdings will decrease. See Note 15 re Teryl, Inc. transactions.

3.	ADVANCES TO RELATED COMPANIES consist of the following:

	2002	2001
LinuxWizardry Systems, Inc. (See Note 4)	-	891
Blue Crow Internet Co. Ltd.	-	-
International Diamond Syndicate Ltd. (See Note 4)	1	1
	1	892

The advances to related companies bear no interest and have no fixed repayment terms.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 3
As At AUGUST 31, 2002

4.	INVESTMENTS consist of:

International Diamond Syndicate Ltd. (IDS) is a private company having no quoted market, in which Teryl Resources owns 40% of the issued shares. At May 31, 2000, the investment and advances to IDS were written down to $ 1 each as IDS’s property has no proven economic reserves, so there is little expectation of recovery. See Note 13 re BHP Diamonds Inc. agreement.

LinuxWizardry Systems, Inc. is a public company listed on US Stock Exchanges having a market value of $ 935 Cdn. at May 31, 2002 (2001 - $ 2,998). In June, 2000, 69,900 shares were sold for $ 236,288 resulting in a gain on disposal of $ 218,572.

	2002	2001
International Diamond Syndicate Ltd.:
40 shares acquired June 24, 1993	1	1
LinuxWizardry Systems Inc. :
120,000 shares acquired March 4, 1986	30,500	30,500
24,780 shares acquired February 28, 1993	6,195	6,195
(59,000) shares sold February , 2000	(14,954)	(14,954)
85,780	21,741	21,741
(69,900) shares sold June, 2000	(17,716)	(17,716)
15,880	4,025	4,025
	4,026	4,026

5.	OFFICE FURNITURE consists of:
	Furniture and fixtures - at cost	34,932	34,932
	Less: Accumulated amortization	30,255	28,778
		4,677	6,154

6.	OIL AND GAS WELL INTERESTS:

The Company, through its subsidiary Teryl, Inc., owns 6.5% Working Interest (4.680% Net Revenue Interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% Working Interest (5.79375% Net Revenue Interest) in each of the Jancik #1 and Herrmann #4 wells, located in Burleson County, Texas as follows:

	2 0 0 2			2001
		Accumulated	Net	Net
	Cost	Amortization	Book Value	Book Value
Peters #1	54,103	54,103	-	-
Herrmann #4	67,141	67,141	-	-
Jancik #1	107,693	107,693	-	3,027
	228,937	228,937	-	3,027

The amortization charged on the wells is not in conformity with generally accepted accounting principles, which require that the cost of the wells be depleted on the basis of units of production over estimated recoverable reserves. The property operators do not provide reserve estimates, so the Company is unable to calculate depletion, and has chosen amortization of successful wells over seven years as the logical alternative to depletion. However, since the net oil and gas interests represent less than 1% of total assets, it is unlikely the difference would represent a material difference.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 4
As At AUGUST 31, 2002

7.	MINERAL PROPERTY INTERESTS consist of the following:

		Teryl's		Acquisition Cost
Claim Group	Region	Interest	Ref.	2002	2001
Silverknife	Liard, BC	26.7%	A	1	1
Amad	Lac de Gras, NWT	0%	B	-	1
Fish Creek	Fairbanks, Alaska	0-45%	C	-	-
West Ridge	Dome Creek, Alaska	100%	D	116,189	116,189
Gil Venture	Dome Creek, Alaska	20%	E	31,127	31,127
Stepovich Lease	Dome Creek, Alaska	10%	F	9,381	9,381

				156,698	156,699

A.	SILVERKNIFE:

Pursuant to agreements between Reg Technologies Inc., SMR Investments Ltd., Rapitan Resources Inc., and Chevron Minerals Ltd., Teryl acquired a 30% working interest in the Silverknife mineral claims, situate in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR. The Company has written down their acquisition costs to $ 1 and has written off their exploration and development expenditures entirely, since the claims are not currently being explored and have no proven economic reserves.

B.	AMAD:

On May 30, 1992, the Company and Calco Resources Inc. entered into an agreement, whereby Teryl earned a 50% interest in the Amad mineral claims, located in the Lac de Gras area of the Northwest Ter- ritories, by paying $ 40,000 cash, expending $ 250,000 on the property and issuing 150,000 shares. At May 31, 2000, Company wrote down their acquisition costs to $ 1 and wrote off their exploration and development expenditures entirely since the claims are not currently being explored and have no proven economic reserves. These claims were entirely written off at May 31, 2002 as they had lapsed.

C.	FISH CREEK:

On March 5, 2002, the Company and LinuxWizardry Systems, Inc. entered into an agreement whereby Teryl may earn uo to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA by expending $ 500,000 US within three years and issuing 200,000 common shares subject to regulatory approval. Linux will have a 5% net royalty interest until Teryl pays $ 200,000 US.

D.	WEST RIDGE:

Pursuant to various agreements the Company, through its subsidiary Teryl, Inc., earned a 100% interest in the West Ridge (48 claims) mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA.

Pursuant to an agreement, between Kinross Gold Corporation and Teryl, Inc. dated August 1, 1999, Kinross could earn a 70% interest in the West Ridge claims by paying $ 285,000 US over five years, expending $ 1,500,000 US on work program and paying all property and assessment payments during that time. At May 31, 2000, Teryl, Inc. wrote off $ 8,367 in property costs and $ 17,186 in deferred exploration costs against the $ 37,388 ($ 25,000 US) option payment received and at May 31, 2001, wrote off $ 11,714 in property costs and $ 23,033 in deferred exploration costs against the $ 53,036 ($ 35,000 US) option payment received. On November 30, 2001, Kinross withdrew from the agreement after satisfying all current obligations. Teryl, Inc. retains its 100% interest in the claims.

. 5

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 5
As At AUGUST 31, 2002

7.	MINERAL PROPERTY INTERESTS (Continued):

E.	GIL VENTURE:

Pursuant to various agreements the Company, through its subsidiary, Teryl, Inc., acquired a 50% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska. On May 31, 1991, the Company, its subsidiary Teryl Inc., NERCO Exploration Company and Fort Knox Venture entered into an agreement which granted the Company a 20% participating interest in the claims, valued at $ 150,000 US ($ 171,720 Cdn). Under the agreement Fort Knox Venture paid the Company a total of $ 143,500 US and to contributed $ 600,000 US to fund approved programs and budgets earning them an 80% participating interest in the property with Teryl, Inc. retaining a 20% participating interest. Fort Knox Venture through its operator Kinross Gold USA, Inc., has been doing exploration and development work on this property during the 2001 and 2002 years and expects to go into production in the next few years. This has resulted in Teryl, Inc. being required to pay its 20% share of expenses, which amounted to $ 82,650 ($ 53,340 US) in the May, 2002 year and $ 525,260 ($ 333,817 US) in the May, 2001 year. Further cash calls are expected for the 2003 year.

F.	STEPOVICH LEASE:

On September 28, 1990, the Company through its subsidiary Teryl, Inc., granted an option to Fort Knox Venture to acquire all of their interest in the Stepovich lease, except for a 10% Net Profit Interest to Teryl, for $ 187,500 US ($ 217,819 Cdn) and performing 3,000 feet of drilling on the property, which was done. Fort Knox Venture assumed all of the Company's liabilities and obligations under the Stepovich lease pursuant to an assignment dated May 29, 1992.

SUMMARY OF MINING PROPERTIES:
	Balance	Changes	Balance	Changes	Balance
PROPERTY COSTS:	May 31/00	2001	May 31/01	2002	May 31/02
Silverknife	1		1		1
Amad - lapsed	1		1	(1)	-
West Ridge	127,903	(11,714)	116,189		116,189
Gil Venture	31,127		31,127		31,127
Stepovich Lease	9,381	-	9,381	-	9,381
	168,413	(11,714)	156,699	(1)	156,698

DEFERRED EXPLORATION AND DEVELOPMENT:
West Ridge	262,693	5,242		1,284
West Ridge		(23,033)	244,902	-	246,186
Gil Venture	774,332	525,260	1,299,592	82,650	1,382,242
Stepovich Lease	1,001		1,001		1,001
Silverknife - inactive		2,019		2,268
Silverknife - inactive		(2,019)	-	(2,268)	-
	1,038,026	507,469	1,545,495	83,934	1,629,429

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 6
As At AUGUST 31, 2002

8.	INCOME TAXES AND EARNINGS PER SHARE:

Since the Company has Canadian income tax losses of approximately $ 513,800 available to reduce future taxable income until the year 2009, no figures have been presented for deferred income taxes. The Company has Canadian exploration and development expenditures of $ 1,413,393 available to reduce future taxable income from mineral properties. The Company estimates it will be liable for approximately $ 862 ($ 548 US) income and capital taxes to the State of Texas, USA, in respect to its oil and gas well income.

Under "flow-through" issuances, the Company entered into agreements with contributors to expend certain proceeds from the issuances of its shares on exploration and development work on its mineral property interests which would "flow-through" to the contributors as Canadian Exploration Expenditures, which are deductible for income tax purposes. In prior years., the Company received $ 533,801 of "flow- through" funds, which were expended on "eligible work" on its mineral property interests and renounced eligible expenditures incurred by it in respect thereto, these expenditures are not available to the Company for income tax purposes.

Basic earnings (loss) per share are calculated using the weighted daily average number of common shares outstanding for the year, which amount to 23,033,238 shares (2001 - 23,033,238 shares).

9.	DEBENTURE PAYABLE:	2002	2001
	Keltic Bryce Enterprises Inc.	150,000	150,000

Pursuant to various agreements the Company agreed to issue a convertible debenture for $ 150,000 to Keltic Bryce Enterprises Inc., subject to regulatory approval. The original agreement dated September 1, 1991 was approved. However, an amendment requested by Keltic Bryce, which resulted in the withdrawal of the original agreement, increasing the number of units and decreasing the share and warrant prices, did not subsequently receive approval and the debenture is not convertible under existing regulatory policy. Interest of $ 14,130 was accrued to May 31, 2002 (2001 - $ 14,433). Teryl paid Keltic Bryce $ 15,000 interest on December 14, 2001.

After various disputes Teryl Resources Corp., Teryl, Inc. and Keltic Bryce Enterprises Inc. were negotiating a Settlement Agreement to repay Keltic Bryce the $ 150,000 loan and all accrued interest as full settlement of the Debenture.

10.	ADVANCES FROM RELATED COMPANIES consist of:	August 31,2002	May 31,2002
	Access Information Systems Inc.	24,817	24,715
	JGR Petroleum Inc.	92,697	80,765
	LinuxWizardry Systems, Inc. (See Note 4 )	(12,453)	265
	Rainbow Network	46,221	43,170
	Reg Technologies Inc.	1,781	4,568
	Bryce J.	8,032
	Sovo Computer Centre	6,300	3,600
	SMR Investments Ltd.	234,258	228,484

	Information Highway	(1,300)
		400,355	385,567

The advances from related companies bear no interest and have no fixed repayment terms.

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 7
As At August 31, 2002

11.	CONTINGENCIES AND COMMITMENTS:
See Note 12 below for "Outstanding Commitments to Issue Shares".

In March, 2001, the Company completed an agreement with IBK Capital Corp. to endeavour to raise up to $ 1,000,000 on terms and conditions acceptable to the Company. During the year IBK was paid $ 12,500 (2001 - $ 16,000) for work done and out of pocket fees. The agreement expired without any capital being raised.

In May, 2002, the Company entered into an agreement with Georgia Pacific Securities to endeavour to raise up to $ 1,000,000 in equity financing and has paid $ 4,000 as a non-refundable financing fee.

12.	SHARE CAPITAL:

Authorized Share Capital consists of:
Common Shares - voting	No Par Value	30,000,000
Preferred Shares - non-voting	$ 1 Par Value	5,000,000
		35,000,000

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval. No Preferred Shares have been issued to the date of these financial statements. At the Annual General Meeting held in November, 2000, it was resolved to increase the Common shares to 100,000,000, however by the balance sheet date the Company had not yet finalized the increase.

Issued Share Capital - Common - consists of the following:

		No. of
FOR CASH:	Ref.	Shares	Price	Amount
Total Issued for Cash at May 31, 2000		18,633,174		5,062,288
Year Ended May 31, 2001 and 2002:
Shares issued		-		-
Total Issued for Cash at May 31, 2001
and May 31, 2002		18,633,174		5,062,288
FOR MINERAL PROPERTY INTERESTS:
Total Issued for Mineral Property
to May 31, 2001 and May 31, 2002		2,497,359		604,659
FOR DEBT, EXTENSIONS AND SUBSIDIARY:
Total Issued for Debt, Extensions and Subsidiary
to May 31, 2001 and May 31, 2002		1,902,705		353,480
TOTAL SHARES ISSUED AT MAY 31, 2001
and MAY 31, 2002		23,033,238		6,020,427

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 8
As At August 31, 2002

12.	SHARE CAPITAL (Continued):

Outstanding Commitments to Issue Shares:
At May 31, 2002, the following commitments to issue shares were outstanding:

	No. of		Expiry
Type of Commitment	Shares	Price	Date
Senior Officer's Option	50,000	0.15	Nov. 16/03
Director's Option	500,000	0.15	Mar. 17/04
Director's Option	1,000,000	0.15	Apr. 22/07
Employee's Option	25,000	0.15	Apr. 22/07
	1,575,000

On September 12, 2000, the Company granted a Director’s stock option to J. Robertson for 1,000,000 shares at a price of $ 0.24 for a period of five years. On October 11, 2000, the Company granted a Employee’s stock option to S. Foster for 25,000 shares at a price of $ 0.24 for a period of five years. These options were renegotiated on April 22, 2002 to reduce the price per share to $ 0.15 and the term was increased to five years from the date of renegotiation.

See Note 14 “Subsequent Events” for details on a Private Placement and Stock Option after year end.

13.	RELATED PARTY TRANSACTIONS:

International Diamond Syndicate Ltd. (IDS) is a 40% subsidiary of Teryl, formed to conduct joint mineral property exploration and development with Berkshire International Mining Ltd. and Geodex Minerals Ltd. See Notes 3 and 4 above re advances to and investment in IDS written down in 2000 and see below regarding agreement with BHP Diamonds Inc.

Reg Technologies Inc. is a public company which shares office facilities and staff, several directors and participates in Joint Ventures with the Company. See Note 7A in respect to the property that is operated as a Joint Venture with Reg. See Note 10 re advances to or from Reg.

SMR Investments Ltd. is a private company which is controlled by an officer of the Company who has significant influence on the affairs of the companies. Under a management contract with SMR Investments Ltd. the Company agreed to pay $ 2,500 per month for management services. The Company paid to SMR management fees totalling $ 30,000 and $ 4,000 for secretarial services and rent during the current year (2001 - $ 30,000 and $ 18,000 respectively). See Note 7A regarding mineral property transactions with SMR. See Note 10 re advances from SMR.

The Company holds 15,880 shares of LinuxWizardry System Inc., US a public company controlled by an officer of the Company, as described in Note 4. See Notes 3 and 10 re LinuxWizardry advances. See Note 7C regarding mineral property transactions with Linux.

Consulting and legal services fees amounting to $ 1,965 were paid to Nodanis Consulting in the 2001 year, operated by D. Moroney, the former Secretary of the company. Administration consulting fees of $ 3,568 (2001 - $ 3,015) were paid to J. Lorette, Vice-President of the company.

. 9

Teryl Resources Corp.
Notes to Consolidated Financial Statements Page 9
As At August 31, 2002

13.	RELATED PARTY TRANSACTIONS (Continued):

Office rent amounting to $ 7,200 was paid or deemed paid to Sovo Computer Centre, a private company which is controlled by an Officer of the Company who has significant influence on the affairs of the companies.

On September 5, 2001, the Company’s 40% Subsidiary, International Diamond Syndicate Ltd. along with Major General Resources Ltd. and Southern Era Resources Ltd. (MIS Group), entered into an mineral property option agreement with BHP Diamonds Inc. on the MIS Group’s Misty Lake claims located in the Northwest Territories. BHP will perform specific exploration work on the property and if a new discovery of kimberlite is detected, BHP will be immediately vested with a 35% interest in the property. BHP may increase its interest up to 51% by completing a 200 tonne mini-bulk sample test on any one kimberlite for diamond content and valuation. MIS Group is planning on a Phase II exploration program estimated to cost approximately $ 225,000 US for the coming year.

14.	SUBSEQUENT EVENTS:
See the "Outstanding Commitments to Issue Shares" section at the end of Note 12 for information on commitments to issue shares after the balance sheet date.

On August 15, 2002, the Company announced it has arranged a Private Placement of 1,000,000 units of capital stock at a price of $ 0.10 per unit. Each unit will consist of one common share and one share purchase warrant exercisable within the first year for $ 0.12 per common share. This Private Placement replaces one announced April 26, 2002, on which the Company has Subscriptions received of $ 12,000.

On September 23, 2002, the Company granted a stock option to an individual to purchase up to 25,000 common shares at a price of $0.15 for a period of five years.

15.	TERYL, INC. TRANSACTIONS (100% US Subsidiary):
See Note 2 re consolidation of Teryl, Inc. within these statements and see Notes 7D, 7E & 7F regarding mineral claim properties, exploration and development and option agreements.

In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public on US exchanges. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and held 100% of the shares at May 31, 2002.

In 1998, Teryl, Inc. offered a private placement for up to 1,000,000 shares at a price of $ 0.15 US and subscriptions of $ 146,044 ($ 96,750 US) were received by November 19, 1999. Since the offering was not fully subscribed, the Companies have been negotiating with LinuxWizardry, Inc. (see Note 13) to issue its shares to the subscribers for which Linux would receive Teryl, Inc. shares in return, subject to regulatory approvals.